UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-52008
CUSIP NUMBER
550351 10 0
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Luna Innovations Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

301 First Street SW, Suite 200
Address of Principal Executive Office (Street and Number)

Roanoke, VA 24011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Luna Innovations Incorporated (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). The Company is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.

As announced on March 12, 2024, a Special Committee of the Company’s Board of Directors (the “Special Committee”) is conducting an independent review, with the assistance of external legal and financial advisors, of certain transactions for which revenue was recognized in the second and third quarters of 2023 that did not qualify for revenue recognition under U.S. generally accepted accounting principles. The Special Committee is examining the circumstances surrounding these issues and is evaluating, among other things, the Company’s disclosure controls and internal control over financial reporting and whether changes in accounting policies or other policies are necessary. The Company currently anticipates reporting material weaknesses in internal controls related to evaluating customer arrangements for proper revenue recognition and other controls and will be working to remediate these issues.

Additional time is needed to complete tasks and steps necessary to prepare and finalize the Company’s annual financial statements and other disclosures required to be included in the Form 10-K, as well as to complete the ongoing review of recognition of revenue. There can be no assurance as to how long the review will take or when the Company will be able to complete the preparation and filing of the Form 10-K. However, the Company currently does not expect to file the Form 10-K within the extension period of fifteen calendar days provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. In addition, the review is ongoing and the Company has not yet determined the full extent of the impact on the second and third quarters of 2023 and whether and to what extent there may be an impact on financial statements for any other periods.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Scott Graeff	540	769-8400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes
☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Form 10-K. However, due to the ongoing independent review of the matters described above, the Company at this time cannot estimate the amount of the change as it has not fully completed its review.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” “potential,” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including expectations regarding the ongoing review being overseen by the Special Committee, the impacts of the results of the independent review, including the extent of any impact on the Company’s reported historical financial statements, the expected timing of the Company’s filing of its Form 10-K and the determinations with respect to necessary changes in accounting or other policies resulting from the review. These forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the Company may differ materially from the future results, performance, and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, without limitation, the review being overseen by the Special Committee is still ongoing, the determinations with respect to the degree of transactions and relevant financial reporting periods implicated thereby, the resulting effects on the Company’s reported financial results and the delay in the Company’s reporting of its financial results and filing of its Form 10-K with the Securities and Exchange Commission (“SEC”), as well as the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2023, as well as subsequent filings with the SEC. The statements made in this filing are based on information available to the Company as of the date of this filing and the Company undertakes no obligation to update any of the forward-looking statements after the date of this filing.

Luna Innovations Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2024	By:	/s/ Scott Graeff
	Name:	Scott Graeff
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).